

Yayoi Kusama
(b. 1929)

Sec.gov

Initial Offering	$425,000
Painting	Fish (1995)
Dimensions	6 x 9
Progress	100%

SOLD OUT


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Price Appreciation of Similar Works

23.5%

Each painting is unique, but similar works have seen an appreciation rate of 23.5% from 2025.


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#1 Selling Female Artist

Yayoi Kusama totaled $135 million in auction turnover in '24, making her the top-selling female artist at auction for the fourth consecutive year. Overall, she's totaled more than $1 billion in career auction sales.



Our First Ever Kusama Fish

This is our first ever atypical Fish painting from Kusama, a style that has rarely come to auction. (Only 6 examples ever recorded - and this is one of them!)



Previous Exit

17.6%
IRR

We exited a Yayoi Kusama painting in July 2023 that delivered 17.6% net annualized returns and 61% total net returns after 1,067 days held.

Offering Size	$1,210,000
Sold For	$2,222,500
Days Held	1,067
Profit from $10K Investment	$6,100 after all fees

Previous Exit

13.4%
IRR

We exited a Yayoi Kusama painting in August 2023 that delivered 13.2% net annualized returns and 32% total net returns after 801 days held.

Offering Size	$3,114,000
Sold For	$4,500,000
Days Held	801
Profit from $10K Investment	$3,200 after all fees

Big Name Collectors

Yayoi Kusama is collected by some of the biggest collectors in the art world.


David & Victoria Beckham


Gwyneth Paltrow


Shawn Levy

Fondation Louis Vuitton

94% Frequency of Appreciation

When a work by Yayoi Kusama is bought and resold at auction, it has appreciated in value 94% of the time.

1. Yayoi Kusama	**94%**
2. Claude Monet	94%
3. Keith Haring	89%
4. Pablo Picasso	87%
5. Jeff Koons	67%

Investment Thesis

Important Disclosure

Top Artist: Yayoi Kusama is the #1 selling female artist in history at auction through 2024 sales.

$1B+ Career Sales: Kusama has a significant track record at auction, with 33 years of history and more than $1 billion in total career auction sales

2 Exits: Kusama has had 2 exits on Masterworks, delivering net annualized returns of 17.6% (1067 days held) and 13.4% net annualized returns (801 days held) to more than 1,000 total investors. Past performance not indicative of future returns.

New Style: This is our first ever example of Kusama's Fish painting practice, a style that rarely comes to auction.

Attractive Similar Sales Growth: Atypical Kusama paintings like ours have seen concentrated price growth at auction, with an overall annualized appreciation rate of 23.5%.

Global Museum Reach: Kusama just premiered her largest-ever Australian retrospective in Melbourne, and is set to open another major retrospective in Europe, a signal of consistent global interest in her work.

Consistent Appreciation: Kusama works have historically appreciated 94% of the time they've returned to auction. 186 repeat sales, across three decades of auction history ('98-'24), according to our data.

Attractive Risk-Adjusted Appreciation: Kusama's Sharpe Ratio is 1.06 ('97-'24), while the S&P is .50, Bonds are .41, and Real Estate is .43 over the same time period.

Consistent Median Appreciation: 21% median appreciation rate on 186 repeat sales between '98 and '24.

Major Institutional Collectors: Kusama's work is permanently collected by major museums like: the Guggenheim Museum, Whitney Museum, the MoMA, Tate, LACMA, and more.